Mail Stop 4561

January 4, 2010

Mark V. Noffke
Chief Financial Officer
Beyond Commerce, Inc.
9029 South Pecos, Suite 2800
Henderson, Nevada 89074

>   **Re: Beyond Commerce, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 18, 2009**
>   **File No. 333-161461**

Dear Mr. Noffke:

We have reviewed your amended filing and your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, references to prior comments refer to our letter dated November 4, 2009.

Description of Our Business, page 16

1.   We note your response to prior comment 7 but also note that you continue to state that Boomj.com "has over 600 visits from members in the past 30 days" (emphasis added). Please clarify the specific 30-day period to which you refer. In this regard, we note that this statement appears in amendments to the registration statement filed in both October and December 2009 so the meaning of the "past 30 days" is unclear.

Executive Compensation, page 31

2.   Please revise your disclosure to reflect the executive compensation for 2009. If bonus or other amounts for 2009 have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. When determined, the bonus or other amount must be disclosed in a filing under Item 5.02(f) of Form 8-K. Refer to Regulation S-K Compliance & Disclosure Interpretation 217.11 available on our website.

*   *   *   *   *

Mark V. Noffke
Beyond Commerce, Inc.
January 4, 2010
Page 2

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3457 if you have any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (212) 930-9725
        Darrin M. Ocasio, Esq.
        Sichenzia Ross Friedman Ference LLP